File No. 812-_______

As Filed with the Securities and Exchange Commission
on September 22, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM THE
DEFINITION OF “INTERESTED PERSON” UNDER SECTION 2(a)(19)
OF THE INVESTMENT COMPANY ACT OF 1940

John Hancock Investment Management Services, LLC
John Hancock Trust
John Hancock Funds II
601 Congress Street
Boston, Massachusetts 02210

Notice and Order to:
Hugh McHaffie
President
John Hancock Trust
John Hancock Funds II
601 Congress Street
Boston, Massachusetts 02210

Communications and Copies of Notice and Order to:

Thomas M. Kinzler, Esq. Secretary and Chief Legal Officer John Hancock Trust John Hancock Funds II 601 Congress Street Boston, Massachusetts 02210	Robert N. Hickey, Esq. Sullivan & Worcester LLP 1666 K Street, NW Washington, DC 20006 (202) 775-1200

This document contains a total of 37 pages.

Page 1 of a total of 37 pages

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: John Hancock Investment Management Services, LLC John Hancock Trust John Hancock Funds II File No. 812-_______	) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM THE DEFINITION OF “INTERESTED PERSON” UNDER SECTION 2(a)(19) OF THE INVESTMENT COMPANY ACT OF 1940

I.           INTRODUCTION

John Hancock Investment Management Services, LLC (“JHIMS”) and John Hancock Trust and John Hancock Funds II (the “Trusts” and collectively, with JHIMS, the “Applicants”) hereby submit this Application (“Application”) for an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting current and future members of the Boards of Trustees (each, a “Board” and together, the “Boards”) of the Trusts who serve as Independent Trustees (as defined herein) from the definition of “interested person” under Section 2(a)(19) of the 1940 Act to the extent necessary to permit these Trustees to hold limited direct and indirect beneficial and legal interests in publicly-traded securities of investment subadvisers (“Subadvisers”) of the Trusts and their parent companies that are not affiliated with JHIMS.1

1 The term “parent company” as used herein refers to any controlling person of a Subadviser.  The term “control” is interpreted as defined in Section 2(a)(9) of the 1940 Act.  The terms “affiliated” and “affiliates” as used herein shall be interpreted as set forth in Section 2(a)(3) of the 1940 Act.  Subadvisers (and parent companies thereof) that are not affiliated with JHIMS may be referred to herein as “unaffiliated.”

The Applicants request that the exemptive relief sought hereby apply to the named Applicants as well as to all registered open-end management investment companies funds or series thereof advised in the future by JHIMS, or any entity controlling, controlled by or under common control with (within the meaning of Section 2(a)(9) of the 1940 Act) JHIMS (a “control affiliate”).  All existing registered open-end management companies that currently intend to rely on the order have been named as Applicants, and any other existing or future open-end management investment companies that intend to rely on the order in the future will comply with the terms and conditions in the Application.

II.           STATEMENT OF FACTS

A.       The Applicants

1.	JHIMS

JHIMS is a Delaware limited liability company with its home office at 601 Congress Street, Boston, Massachusetts 02210.  JHIMS is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as the investment adviser (the “Adviser”) of the Trusts.  JHIMS is a wholly owned subsidiary of ManuLife Financial Corporation (“MFC”), a publicly traded company based in Toronto, Canada.  MFC and its subsidiaries operate as “ManuLife Financial” in Canada and Asia and primarily as “John Hancock” in the United States.

As of December 31, 2009, JHIMS and its affiliates managed approximately $103 billion in assets.  These assets are primarily managed for domestic and overseas investors, mutual funds, pension funds, endowment funds, and retirement and annuity programs for businesses, tax exempt organizations and individuals.

The Applicants are not requesting exemptive relief to permit the Independent Trustees (as defined herein) to directly or indirectly hold interests in shares of JHIMS or any affiliate of JHIMS.

2.         The Trusts

Each Trust is organized as a Massachusetts business trust.  In addition, each Trust is registered as an open-end management investment company under the 1940 Act, and its shares are registered under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A.

Each Trust is a series investment company, as defined by Rule 18f-2 under the 1940 Act.  John Hancock Trust currently has 110 separate series; and John Hancock Funds II has 87 separate series (each a “Fund” and collectively, the “Funds”).  Ten of the series of John Hancock Trust, American Asset Allocation Trust, American Blue Chip Income and Growth Trust, American Bond Trust, American Global Growth Trust, American Growth-Income Trust, American High Income Bond Trust, American International Trust, and American New World Trust (each, a “JHT Feeder Fund” and collectively the “JHT Feeder Funds”), operate as feeder funds and seek to achieve their respective investment objectives by investing in a “master fund” which in turn purchases investment securities.

Each Trust has adopted a plan under Rule 18f-3 under the 1940 Act in order to permit it to offer multiple classes of shares of each of its Funds.  Each Trust currently offers various classes of shares, with various front-end sales charges, contingent deferred sales charges, and Rule 12b-1 fees.  Pursuant to each Trust’s Rule 18f-3 Plan, shares of each class of a Fund represent an equal pro rata interest in that Fund and, generally, have identical voting, dividend, liquidation and other rights, other than the payment of fees and expenses under the distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act.

The distributors for the shares of each Trust are John Hancock Distributors LLC or John Hancock Funds LLC.

B.       Multi-Manager Structure of the Trusts

1.         The Adviser

JHIMS currently serves as the Adviser of each of the Funds (except for the JHT Feeder Funds)2 pursuant to Investment Advisory Agreements between each Trust, on behalf of its Funds, and JHIMS (each, an “Advisory Agreement”).  Pursuant to the relevant Advisory Agreements, the Adviser’s responsibilities generally include: (i) primary responsibility for the general management of each Fund; (ii) the evaluation and selection of new or additional Subadvisers for each Fund; (iii) discretion to enter into and materially modify existing Investment Advisory Agreements (“Subadvisory Agreements”) with Subadvisers; and (iv) discretion to terminate and replace any Subadviser.3

In addition, pursuant to the relevant Advisory Agreements, the Adviser monitors the compliance of each Subadviser with the investment objectives, policies and restrictions of any Fund under the management of the Subadviser as well as compliance with federal and state securities laws, reviews brokerage matters, supervises each Trust’s relationships with other service providers, reviews and reports to the Board of the relevant Trust on the performance of each Subadviser and other service providers of the Trusts and carries out directives of the Board of each Trust. The Adviser also furnishes to the Trusts at its own expense and without further remuneration from or other costs to the Trusts: (i) office space; (ii) executive and other personnel, including personnel for the performance of certain clerical and other office functions; and (iii) certain information and services in connection with the preparation of registration statements, prospectuses, statements of additional information and certain reports to shareholders.

2  The JHT Feeder Funds do not have an investment adviser.
3  With respect to certain Funds, JHIMS does not employ a Subadviser and instead manages those Funds directly.  Currently, there are four Funds directly managed by JHIMS.

For its services, each Fund pays the Adviser an advisory fee that is computed daily and paid monthly based on the value of a Fund’s average daily net assets.

2.           Multi-Manager Order

The Adviser and the Trusts have received an exemptive order from the Commission (“Multi-Manager Order”)4 that permits the Adviser, or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Adviser, subject to certain conditions, including approval of the Board of Trustees of the relevant Trust, and without the approval of shareholders to enter into new Subadvisory Agreements and/or materially amend the terms of any existing Subadvisory Agreement.5  If a new Subadviser is retained for a Fund, shareholders would receive notice of such action, including all information concerning any new Subadviser and Subadvisory Agreement, included in an information statement meeting the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended.

4 See 1940 Act Releases Nos. 26,091 (June 30, 2003) (notice) and 26,140 (July 28, 2003) (order).
5 The Adviser will not enter into a Subadvisory Agreement with a Subadviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of a Fund or the Adviser, other than by reason of serving as Subadviser to a Fund, without the Subadvisory Agreement, including the compensation to be paid thereunder, being approved pursuant to a shareholder vote of the relevant Fund.

3.         The Subadvisers

The Subadvisers serve in a subadvisory capacity to the Adviser with respect to each Fund for which they provide investment advice.  Pursuant to the Subadvisory Agreements, and subject to the general supervision and direction of the Adviser, each Subadviser performs the following functions: (i) furnishes an investment program for its Fund(s) or portion(s) thereof; (ii) makes investment decisions for its Fund(s) or portion(s) thereof; (iii) places all orders for the purchase and sale of those investments; and (iv) certain limited related administrative functions.

The Adviser pays each Subadviser a subadvisory fee for its services out of the advisory fee it receives from the relevant Fund.  The subadvisory fee is computed daily and paid monthly based on the value of the Fund’s average daily net assets managed by the Subadviser.  The Funds do not pay the Subadvisers any fees under the Subadvisory Agreements.

As of February 28, 2010, JHIMS has hired a total of 35 Subadvisers, of which 32 are not affiliates of JHIMS, to provide the day-to-day investment subadvisory services for a total of 197 Funds of the Trusts.

With respect to the unaffiliated Subadvisers hired by JHIMS, 21 are subsidiaries of public companies.  These parent companies are typically part of large financial services organizations whose securities are widely traded both in domestic and foreign markets.   As examples, JHIMS currently employs subsidiaries of the following large financial services companies that are included in the S&P 500 and the Russell 1000 Index: Wells Fargo & Co., Bank of America Corp., Morgan Stanley, State Street Corp., PNC Financial Services Group, and T. Rowe Price Group Inc.  In addition, many other large publicly-held financial services companies have subsidiaries, or may in the future have subsidiaries, that offer asset management services to registered investment companies.  Because of the size of these organizations, the subadvisory fees received in connection with services provided to the Funds generally constitute or would constitute a small amount of the overall revenue of these organizations.

4.         Oversight of the Subadvisers

Pursuant to the Advisory Agreements and the Multi-Manager Order, one of the primary responsibilities of the Adviser is to provide the Funds with investment advisory evaluation services, principally by reviewing and recommending to the Boards prospective Subadvisers for each Fund, and thereafter monitoring and reviewing each Subadviser’s performance through quantitative and qualitative analysis as well as periodic in-person, telephonic and written consultations.  The Adviser reviews and recommends prospective Subadvisers from a pool of candidates, including its affiliates, to manage the Funds. In initially evaluating each prospective Subadviser, the Adviser considers, among other things, each Subadviser’s level of expertise, relative performance, consistency of results in the context of overall market performance and investment discipline or philosophy, as well as it personnel, facilities, financial strength, reputation and quality of services.

On an ongoing basis, the Adviser monitors the compliance of each Subadviser with the investment objective(s), policies and restrictions of each Fund, monitors continuity in each Subadviser’s operations and any changes in investment personnel and senior management, reviews the performance of each Subadviser and reports periodically to the Trustees on these items.  The Adviser is responsible for communicating performance expectations and evaluations to each Subadviser and ultimately recommending whether the Subadvisory Agreement between the Adviser and each Subadviser should be renewed, modified or terminated.  The Adviser provides reports to the Trustees with respect to the results of its evaluations, monitoring functions and determinations with respect to each Subadviser.

As noted above, the Adviser reviews and recommends the selection of each Subadviser based on its continuous quantitative and qualitative evaluation of each Subadviser’s skills and proven abilities in managing assets pursuant to a specific investment style. While superior performance is regarded as the ultimate goal, short-term performance by itself is not a significant factor in selecting or terminating Subadvisers. In the Advisers’s view, a Subadviser should, among other things, (i) display discipline and thoroughness in pursuit of stated investment objectives, (ii) maintain, over time, above-average performance, and (iii) demonstrate a high level of service and responsibility.  The Adviser continually monitors the performance of the Subadvisers to assess their overall competence.

From time to time, in reliance on the Multi-Manager Order, the Adviser may determine that the services of a Subadviser should be terminated and will recommend termination to the relevant Board.  In the Adviser’s view, the criteria for termination include, among other things, (i) departure of key personnel from the Subadviser, (ii) change in or departure from the Subadviser’s investment style, (iii) inadequate investment processes that could result in inconsistent security selection, valuation or compliance, and (iv) inability, over time, to maintain consistent above-average performance.

Similarly, from time to time, in reliance on its Multi-Manager Order and with the approval of the relevant Board, the Adviser appoints new Subadvisers to advise new Funds or to replace Subadvisers for existing Funds.  Thus, the Subadvisers who provide day-to-day investment subadvisory services to the Funds change on a regular basis.  In addition, Subadvisers and their parent companies are acquired from time to time by other companies, which introduces new entities to the list of Subadvisers and their parent companies.

C.         Boards of Trustees

Under Massachusetts law and pursuant to each Trust’s Agreement and Declaration of Trust, as amended, each Trust is managed under the direction of its Board of Trustees.  John Hancock Trust currently has nine Trustees who serve on its Board, seven of whom are Independent Trustees; John Hancock Funds II has eight Trustees, six of whom are Independent Trustees.6 It is anticipated that in the future, each Trust may seek to add new Independent Trustees to its Board to increase the size of the Board or to replace retiring Independent Trustees.

Each Board of Trustees complies with the board composition requirements in Sections 10(a) and 10(b)(2) of the 1940 Act.  In addition, each Trust relies on certain exemptive rules under the 1940 Act and, therefore, complies with the board composition requirements of these rules.  Moreover, each Trust is obligated to comply with the board composition requirements in the Multi-Manager Order.

6 With respect to each Trust, those Trustees who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the Trust, JHIMS, JH Distributors LLC or John Hancock Funds LLC are referred to herein as the “Independent Trustees.”  The terms “independent directors” and “disinterested directors” as used herein refer generally to those directors of an investment company who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the investment company.

Pursuant to Section 15 of the 1940 Act, the Board of each Trust, including a majority of the Independent Trustees, approved the Advisory Agreements for initial two year terms and has approved their continuance annually thereafter.  Upon the recommendation of the Adviser and pursuant to the Multi-Manager Order and Section 15 of the 1940 Act, the Board of each Trust, including a majority of the Independent Trustees, approved each Subadvisory Agreement for an initial two year term and has approved its continuance annually thereafter.  The Board of each Trust, including a majority the Independent Trustees, also will approve any future Subadvisory Agreement entered into between the Adviser and a Subadviser.

III.           THE PROPOSED EXEMPTION

A.       Summary of Proposed Exemption

The proposed exemption would exempt the Independent Trustees of the Trusts from the definition of “interested person” in Section 2(a)(19)(B)(iii) of the 1940 Act to allow the Independent Trustees to hold certain limited direct and indirect beneficial and legal interests in the unaffiliated Subadvisers and their parent companies, subject to the conditions set forth in Section IV.C. below.

B.       Reasons for the Proposed Exemption

1.         Imposes Significant and Unnecessary Burdens on Independent Trustees

The restriction in Section 2(a)(19)(B)(iii) imposes significant and unnecessary burdens on the Independent Trustees of the Trusts.  This restriction requires the Independent Trustees to spend significant time and effort to avoid acquiring any interest in the Subadvisers or their parent companies, particularly in comparison to the time and effort required of independent directors of more traditionally structured mutual fund complexes that are only associated with one primary investment adviser.  To ensure independence under Section 2(a)(19)(B)(iii), Independent Trustees must track a large number of existing Subadvisers and their parent companies, which, with respect to some Subadvisers, may include more than one parent company, to avoid acquiring interests in such companies. Independent Trustees also must monitor their account holdings to ensure that they do not hold or acquire any interest in a new Subadviser (or its parent company) that is retained for a Fund.  In addition, Independent Trustees must monitor for any changes of control that may occur with respect to a Subadviser or its parent companies to ensure that the Trustee does not have or acquire any interest in a new control person for the Subadviser or its parent company.

For Independent Trustees who have retained one or more financial advisers to manage their accounts, this process can be more complex due to the involvement of a third party.  For example, an Independent Trustee who has retained one or more financial advisers to manage the Trustee’s account(s) typically must confer with the adviser on a continuous basis, and monitor account holdings, to ensure that the financial adviser does not invest the Trustee’s account in any securities issued by an existing Subadviser or its parent company.  In addition, each time a new Subadviser is retained for a Fund, the Independent Trustee must consult with the financial adviser to ensure that the Trustee does not directly or indirectly hold or acquire any securities of the Subadviser or its parent company.  Similarly, each time a Subadviser or its parent company undergoes a change of control, the Independent Trustee must consult with the financial adviser to ensure that the Trustee does not directly or indirectly hold or acquire any securities of the Subadviser’s or its parent company’s new control person.

The restriction in Section 2(a)(19)(B)(iii) also could force an Independent Trustee to liquidate holdings of securities issued by any new Subadviser or parent company thereof that is introduced to the complex in order to maintain the Trustee’s status as an Independent Trustee.  Any such forced sales could result in the Independent Trustee executing transactions at an inopportune time and price and being subject to significant adverse tax consequences and additional brokerage expenses.  In addition, the Section 2(a)(19)(B)(iii) restriction could force an Independent Trustee to liquidate holdings of securities issued by any Subadviser or parent company thereof that the Independent Trustee acquires through no action by the Trustee, such as by inheritance.

Moreover, the restriction in Section 2(a)(19)(B)(iii) requires the Independent Trustees to forego investment opportunities to a materially greater degree than independent directors of more traditionally structured mutual fund complexes that are only associated with one primary investment adviser.  Because of the number of Subadvisers and because the Subadvisers are often part of large, publicly-traded financial services organizations, Section 2(a)(19)(B)(iii) significantly limits an Independent Trustee’s ability to invest in domestic and foreign markets.  By its terms, Section 2(a)(19)(B)(iii) prevents an Independent Trustee from holding even one share of a Subadviser or its parent company regardless of how limited the Subadviser’s role is in the fund complex.

2.         Discourages the Retention of Qualified Independent Trustees

The Section 2(a)(19)(B)(iii) restriction also may discourage qualified individuals from serving as Independent Trustees of the Trust.  In the future, each Board may commence searches for new Independent Trustees either to increase the size of the Board in light of increasing responsibilities, in anticipation of upcoming retirements or for other reasons.  Because of the potential issues associated with personal investing, the Trusts must explain at the outset of discussions with potential candidates the limitations imposed by the 1940 Act on Independent Trustees.  The significant limitations placed on personal investing activities (including potentially forced divestitures in order to qualify as an Independent Trustee) and the additional time and effort associated with monitoring their investments to avoid acquiring any interest in the Subadvisers or their parent companies could limit the range of qualified individuals available or willing to serve as Independent Trustees of the Trusts.  Moreover, the significant personal investing limitations and the additional time requirements that are imposed on the Independent Trustees of the Trusts provide those investment companies that utilize only a primary investment adviser with a competitive advantage when seeking to attract the most well-qualified candidates for their boards of directors.

In addition, due to the size of potential Subadvisers’ organizations, beneficial and legal interests in the organizations are likely to be held in some manner by an extremely large segment of the population, especially among those persons who have even moderately diverse direct and indirect securities holdings.  Indeed, those persons who have the type of experience and background in the financial services industry that would be desirable for a Trustee of the Trusts to possess are likely to have beneficial or legal interests in any number of financial services organizations.  Thus, an Independent Trustee candidate would likely have to choose between serving as an Independent Trustee of the Trusts or liquidating certain of his or her holdings.

3.         Creates Potential Issues When Considering New Subadvisers

As noted above, pursuant to its Multi-Manager Order and with the approval of the relevant Board, JHIMS may appoint new Subadvisers for new Funds or replace Subadvisers to existing Funds.  The Section 2(a)(19)(B)(iii) restriction, however, may create issues that complicate decisions by JHIMS with respect to a Subadviser with otherwise strong qualifications for a particular mandate if the hiring of the Subadviser would disqualify an Independent Trustee who currently serves as an Independent Trustee from continuing to serve in that capacity or require the Independent Trustees to incur adverse consequences associated with forced divestiture in order to continue to qualify as an Independent Trustee.  The Section 2(a)(19)(B)(iii) restriction may also delay JHIMS’s replacement of an existing Subadviser that is performing poorly because of the difficulty in selecting an appropriate new Subadviser while also considering any possible disqualification of or forced divestiture by an Independent Trustee.  In this connection, the Commission has previously recognized the importance of a primary investment adviser’s ability to timely replace poorly performing subadvisers in a manager-of-managers complex.7  These circumstances could be disadvantageous to shareholders who invest in the Funds in reliance on JHIMS’s ability to retain the best and most qualified Subadvisers for the Funds.

7  See Exemption From Shareholder Approval for Certain Subadvisory Contracts, 1940 Act Release No. 26,230 (Oct. 23, 2003), 68 Fed. Reg. 61,720, 61,724 (Oct. 29, 2003) [hereinafter Rule 15a-5 Proposing Release].

IV.           REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 6(c)

The Applicants request that the Commission issue an order of exemption pursuant to Section 6(c) of the 1940 Act from the definition of “interested person” in Section 2(a)(19) of the 1940 Act to the extent necessary to permit the Independent Trustees of the Trusts to hold limited direct and indirect beneficial and legal interests in the unaffiliated Subadvisers of the Trusts and their parent companies, subject to the conditions outlined in Section IV.C. below.

A.       Applicable Law

The 1940 Act and the rules thereunder impose specific requirements relating to independent directors of registered investment companies and the composition of boards of directors of such companies.  More specifically, Section 10(a) provides that the board of directors of an investment company must be comprised by at least 40% of directors who are “independent” of the investment company.  In addition, Section 10(b)(2) generally provides that a majority of the members of an investment company’s board of directors must be “independent” of the principal underwriter.  Moreover, certain exemptive rules under the 1940 Act require that a majority of the board of directors be composed of independent directors in order for the investment company to rely on these rules.  With respect to the Trusts, the Multi-Manager Order also requires each Trust to have a Board of Trustees comprised of a majority of Independent Trustees.

In addition, the 1940 Act places specific responsibilities on independent directors in overseeing investment company activities.  For example, in connection with the approval and renewal of investment advisory and principal underwriting agreements, Section 15(c) requires independent directors to request and evaluate information about the investment company’s investment adviser and to approve investment advisory and principal underwriting agreements.

An independent director is a director who is not an “interested person” of an investment company.  Section 2(a)(19) of the 1940 Act defines the term “interested person” as it relates to an investment company as well as an investment adviser or principal underwriter.  Section 2(a)(19)(B)(iii) defines an interested person” of an investment adviser or principal underwriter to include “any person who knowingly has any direct or indirect beneficial interest in, or who is designated as trustee, executor, or guardian of any legal interest in, any security issued either by such investment adviser or principal underwriter or by a controlling person of such investment adviser or principal underwriter.”  Section 2(a)(19)(A)(iii) provides that an “interested person” of an investment adviser or principal underwriter is also an “interested person” of the investment company for which the adviser or underwriter serves.8  Thus, a person who is an “interested person” of an investment adviser by virtue of a direct or indirect beneficial or legal interest in such investment adviser or parent company thereof, is also an interested person of the investment company for which the investment adviser serves.

Section 2(a)(19) was added to the 1940 Act by the Investment Company Act Amendments of 1970.  Prior to the enactment of the 1970 amendments, a director was considered “independent” if the director was not an officer or employee of an investment company or an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of its investment adviser, principal underwriter, regular broker or any investment banker and their affiliates.9  In 1966, the Commission, concerned with the economic and family relationships independent directors had with investment company management, recommended to Congress that the term “interested person” be added to the 1940 Act and that it be applicable to the provisions of the 1940 Act relating to, among other things, board composition and approval of subadvisory and underwriting agreements.10

8 Section 2(a)(20)(B) of the 1940 Act defines “investment adviser” to include persons who contract with an investment company’s primary investment adviser to provide advisory services to the company.  The Commission has recognized that this provision covers investment subadvisers.  See Rule 15a-5 Proposing Release at 61,720 n.3.
9 See SEC, PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. REP. No. 89-2337 (1966) at 130 (discussing the status of independent directors in 1966).
10 See id. at 334.

Congress responded to the Commission’s concerns by enacting Section 2(a)(19) of the 1940 Act. In doing so, Congress noted that, like the Commission, it was concerned with the “strong ties” an investment company’s independent directors may have with management.11  With respect to security ownership, Congress was particularly concerned that under the then-current independence definition, a director could be deemed “independent” “even though he own[ed] up to 4.99 percent of the adviser-underwriter’s stock….”12  Thus, the section was drafted to define “‘interested person’ to include persons who have close family or substantial financial or professional relationships with investment companies, their investment advisers, principal underwriters, officers, and employees.”13  (Emphasis added.) The Senate Report on the bill also explained that the function of the amendment was “to supply an independent check on management and to provide a means for the representation of shareholder interests in investment company affairs.”14

11 See S. REP. No. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4927.
12 See id.
13 Id.
14 See id.

In addition, the Senate Report stated that the Commission would have “adequate exemptive authority under Section 6(c) of the [1940] Act to administer [Section 2(a)(19)] in a flexible manner.”15  For example, the Senate Report noted that the Commission may exempt from Section 2(a)(19) a person who “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”16  Section 6(c) of the 1940 Act provides that

[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The Applicants, therefore, request an order of exemption from the Commission pursuant to Section 6(c) of the 1940 Act from the provisions of Section 2(a)(19)(B)(iii) of the 1940 Act as described herein.

B.       Basis for a Section 6(c) Order

The Applicants submit that the proposed exemption is necessary and appropriate in the public interest.  The Applicants also submit that the proposed exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. In addition, the Applicants submit that the proposed exemption is consistent with previous exemptive and other relief granted by the Commission and its staff from Section 2(a)(19)(B)(iii).

15 Id. at 4929.
16 See id.

1.         Necessary and Appropriate in the Public Interest

The Applicants maintain that the proposed exemption is necessary and appropriate in the public interest because (1) it will reduce the unnecessary and significant burdens placed on the Independent Trustees of the Trusts as independent directors of sub-advised mutual funds; (2) it will prevent the unnecessary disqualification of otherwise qualified Independent Trustee candidates; and (3) it will facilitate the hiring of Subadvisers for the Funds in accordance with its Multi-Manager Order as well as shareholder expectations.

The Applicants believe that the proposed exemption will reduce the unnecessary and significant burdens placed on the Independent Trustees of the Trusts in connection with having to avoid holding or acquiring any beneficial or legal interest in securities issued by a Subadviser or a parent company thereof, while still ensuring that the Independent Trustees maintain their independence from the Trusts’ Subadvisers.  The proposed exemption will allow the Independent Trustees to hold direct and indirect beneficial and legal interests in the unaffiliated Subadvisers or their parent companies, but will limit such interests to a de minimis amount of the outstanding securities of the Subadvisers or their parent companies as well as a de minimis amount of the securities’ market value. These limitations will address Congress’ concerns regarding the “substantial financial” relationships and “strong ties” that could exist between independent directors and fund advisers, such as owning up to 4.99% of an investment adviser, while partly removing the significant restrictions currently placed on the Independent Trustees’ investments in domestic and foreign markets.

By reducing the burdens placed on the Independent Trustees in connection with personal investments, the proposed exemption also will increase the range of qualified Independent Trustee candidates available and willing to serve on the Boards.  In addition, the proposed exemption will remove any unfair competitive advantage another mutual fund family may have over the Trusts for retaining the best and most qualified Independent Trustee candidates.

The proposed exemption also will facilitate retention of qualified Subadvisers to serve the Funds.  By permitting limited investments by the Independent Trustees in the unaffiliated Subadvisers or their parent companies, the proposed exemption will largely eliminate any concern that a proposed new Subadviser could automatically disqualify an Independent Trustee.  For this same reason, the proposed exemption also may enhance JHIMS’s ability to timely terminate an underperforming Subadviser.17

2.	Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

The Applicants maintain that the proposed exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  The Applicants believe that it is unnecessary to apply the literal requirements of Section 2(a)(19)(B)(iii) to investments in Subadvisers and their parent companies.  As noted above, Congress adopted Section 2(a)(19) because of its concern over “strong ties” between independent directors and fund management. In addition, the Commission has specifically stated that Section 2(a)(19)(B)(iii) “is designed to ensure that an independent director does not have a financial interest in the organizations that are closely associated with the fund or that would benefit from payments that the independent director is charged with scrutinizing.”18

17 The Commission has previously noted the importance of a primary investment adviser’s ability to timely replace poorly performing subadvisers in a manager-of-managers complex.  See Rule 15a-5 Proposing Release at 61,724.
18 See Role of Independent Directors of Investment Companies, 1940 Act Release No. 24,082 (Oct. 15, 1999), 64 Fed. Reg. 59,826, 59,838 (Nov. 3, 1999) [hereinafter Rule 2a19-3 Proposing Release].

An Independent Trustee’s limited ownership interest in an unaffiliated Subadviser or its parent company would not represent the “strong tie” between independent directors and fund management that Congress was concerned with when Section 2(a)(19) was enacted.  When this section was enacted, the typical mutual fund was organized by its investment adviser who provided most, if not all, of the investment management services to the fund.19  The Subadvisers are not responsible for the organization of the Funds and their services are limited to the day-to-day management of the Funds’ assets.  JHIMS performs the primary management function that Congress was concerned with when Section 2(a)(19) was enacted and the proposed exemption would not extend to ownership interests in JHIMS or any Subadviser affiliated with JHIMS.

Thus, the Independent Trustees will continue to provide the “independent check on management” that Congress intended when enacting Section 2(a)(19).

In addition, the Subadvisers are not closely associated with JHIMS or the Funds. The Subadvisers only provide day-to-day advisory services to one or a limited number of Funds of the Trusts and may also serve as investment advisers to a number of other mutual funds unaffiliated with JHIMS or the Funds.  In addition, the Subadvisers are continuously monitored by JHIMS and may be replaced at any time by JHIMS.  Thus, unlike JHIMS, the Subadvisers are not closely associated with the Funds.  Indeed, in many instances, the Subadvisers are closely associated with their own mutual fund families.

19 See S. REP. No. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4901.

Furthermore, JHIMS (not the Funds) pays the Subadvisers their subadvisory fees from the management fees its receives from the Funds.  As a result, the Independent Trustees scrutinize the fee paid to each Subadviser as a component of the management fee paid to JHIMS.  JHIMS, in turn, negotiates at arm’s length with the Subadvisers to obtain the most favorable subadvisory fees.  Accordingly, any conflict of interest that would be presented by an Independent Trustee having a financial interest in a potential Subadviser is diminished significantly in comparison to JHIMS.  Although the Subadvisers may benefit from payments that the Independent Trustees are charged with scrutinizing, the conflict of interest between the Independent Trustees and Subadvisers is significantly attenuated due to the structure of the subadvisory fee arrangement.

In addition, because of the size of the Subadvisers’ corporate organizations, ownership of a Subadviser’s (or its parent company’s) securities has little possibility of impairing the Independent Trustees’ independence.  For example, it is unlikely that an Independent Trustee’s decision with respect to the approval of a Subadvisory Agreement would have a significant impact on the revenue of a Subadviser (or its parent company).20  There would be even less of a possibility that the approval of a Subadvisory Agreement with a Subadviser could result in financial benefit to an Independent Trustee.

20 For example, for the year ended December 31, 2009, the net revenue after taxes of Wells Fargo & Co. (parent company of Wells Capital Management, a current Subadviser of the Trusts) was approximately $12.3 billion.  In comparison, the gross advisory fees paid by JHIMS to Wells Capital Management for the calendar year ended December 31, 2009 were approximately $5.0 million.

As a practical matter, the Independent Trustees of the Trusts are already permitted to invest in securities issued by companies that serve as (or that are parent companies of) Subadvisers to the Funds.  Rule 2a19-3 under the 1940 Act permits the Independent Trustees to invest in broad-based index funds, which may include companies that serve as (or that are parent companies of) Subadvisers to Funds.  The “broad-based” limitation in Rule 2a19-3 was intended to “assure that an independent director’s indirect interest in the adviser’s securities would not be substantial enough to impair his or her independence and create a conflict of interest.” 21

Under the exemption provided by Rule 2a19-3, an Independent Trustee is permitted to hold indirect interests in certain of the current Subadvisers (or their parent companies) to the Funds.  The S&P 500 Index includes 11 current Subadvisers or their parent companies.  There are an additional 10 companies included in the S&P 500 Index that are previous or potential Subadvisers (or parent companies thereof).  In this regard, the proposed exemption would simply allow the Independent Trustees to hold directly interests that they are currently permitted to hold indirectly.  As with Rule 2a19-3, the proposed exemption would limit an Independent Trustee’s interest in a Subadviser’s (or its parent company’s) securities to a de minimis amount in order to ensure that such interest is not substantial enough to impair the Independent Trustee’s independence or to create a conflict of interest.

21 See Role of Independent Directors of Investment Companies, 1940 Act Release No. 24,816 (Jan. 2, 2001), 66 Fed. Reg. 3,734, 3,740 n. 65 (Jan. 16, 2001).  As proposed, Rule 2a19-3 would have limited investments in investment advisers or their controlling persons to those advisers or controlling persons whose securities’ value did not exceed five percent of the value of an index tracked by an index fund.  See Rule 2a19-3 Proposing Release at 59,838.  Comments received on the proposed rule reflected concerns that monitoring the five percent limit could be difficult.  As a result, the rule as adopted included the “broad-based” limitation in place of the five percent limit.

The same is true with respect to investments in actively managed mutual funds.  Commission interpretations permit the Independent Trustees of the Trusts to invest in actively managed mutual funds that in turn invest in financial services companies, which may serve as (or may be parent companies of) Subadvisers to the Funds.22  Even highly diversified mutual funds are likely to hold securities issued by a significant number of the Subadvisers (or their parent companies).

The requested relief would simply permit the Independent Trustees to hold these limited interests directly rather than indirectly through a mutual fund.

The Applicants also believe that the proposed exemption is consistent with the Commission’s rationale in granting the Multi-Manager Order and other similar orders as well as in proposing Rule 15a-5 under the 1940 Act, pursuant to which the Commission has recognized that it is unnecessary to apply all of the 1940 Act’s restrictions with respect to subadvisers to manager-of-managers funds.  In the Rule 15a-5 Proposing Release, the Commission recognized that subadvisers to such funds should be treated more like portfolio managers, rather than investment advisers, for purposes of the shareholder approval requirement for investment subadvisory agreements under Section 15 of the 1940 Act given the role that the primary investment adviser has in a manager-of-managers structure.23  Similarly, applications filed requesting the relief granted by the Multi-Manager Order and other similar orders have asserted that subadvisers should be treated more like portfolio managers in the context of the Section 15 shareholder approval requirement.24

22 See Rule 2a19-3 Proposing Release at 59,838 n. 140.
23 See Rule 15a-5 Proposing Release at 61,721 (noting the distinction between “subadvisory arrangements in which the subadvisers have resembled portfolio managers [versus] the more traditional subadvisory arrangements that Congress explicitly covered in the shareholder voting requirement of section 15(a)”).  In the Rule 15a-5 Proposing Release, the Commission proposed exempting investment subadvisory agreements with subadvisers of manager-of-managers funds from the shareholder approval requirements of Section 15(a) of the 1940 Act.  In doing so, the Commission noted the limited scope of the relief and that there were other means of protecting fund investor expectations and interests.
24 See, e.g, John Hancock Variable Series Trust I et al., 1940 Act Release Nos. 26,091 (June 30, 2003) (notice) and 26,140 (July 23, 2003) (order) (noting, in its application for relief from the shareholder vote requirement of Section 15, that the relationship between a primary investment adviser and a subadviser for a manager-of-managers fund “is comparable to that of individual portfolio managers employed by traditional investment advisory firms”; see also Rule 15a-5 Proposing Release at 61,721 (noting that primary investment advisers applying for relief from the Section 15 shareholder approval requirement have “analogized subadvisers in a manager of managers arrangement to portfolio managers employed by the fund adviser who may be hired and fired without the consent of shareholders.”)

The Applicants believe that the reasoning articulated in the Rule 15a-5 Proposing Release and underlying the Multi-Manager Order and other similar orders also applies with respect to the restriction in Section 2(a)(19)(B)(iii).  The Independent Trustees rely to a significant extent on JHIMS to oversee the Subadvisers for the Funds, to negotiate Subadvisory Agreements at arms’ length with the Subadvisers, and to make recommendations to the Trustees from time to time as necessary to replace existing Subadvisers or hire new ones, just as independent directors might rely on a primary investment adviser that directly manages a fund to oversee and hire and fire portfolio managers from time to time without being required to obtain the approval of the board of directors of the affected fund.

Applicants also believe that this proposed approach is consistent with the conditions imposed by the Commission in granting the Multi-Manager Order and other similar orders.  In these orders, the Commission has required applicants to represent that no director or officer of the fund, and no primary investment adviser or director or officer thereof, will own directly or indirectly any interest in a subadviser, except for ownership of less than 1% of any class of outstanding securities of a publicly-traded company that is either a subadviser or control affiliate of a subadviser.25  This provision is intended to protect against conflicts of interest and the potential for self-dealing (much like Section 2(a)(19)(B)(iii)) that is present when a primary investment adviser hires a subadviser in which it or one of its directors or officers has a material interest.  The Applicants believe that applying a similar standard to the Independent Trustees, which would permit them to hold de minimis interests in unaffiliated Subadvisers and their parent companies, would protect against potential conflicts of interest and any potential for self-dealing in connection with the hiring of Subadvisers.

Finally, the proposed exemption would provide the flexibility Congress intended when enacting Section 2(a)(19).  The enactment of Section 2(a)(19)(B)(iii) was not intended to classify persons conclusively as “interested” merely by virtue of their holding any interest, however small or indirect, in any security of a Subadviser or its parent company; it was intended to strengthen those provisions of the 1940 Act which require that disinterested directors serve on investment boards and act independently as to certain important matters.  Congress itself recognized this when it noted that the Commission would have the authority under Section 6(c) to exempt an individual, who despite being covered by the definition of “interested person” in Section 2(a)(19), “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”26

25 See, e.g., John Hancock Variable Series Trust I et al., 1940 Act Release No. 26,140 (July 23, 2003) (order); but cf. Rule 15a-5 Proposing Release at 61,723 (proposing a condition to proposed Rule 15a-5 that would “preclude any director or officer of the fund and the principal adviser or any director or officer of the principal adviser with which the subadviser has contracted from owning, directly or indirectly, any material interest in the subadviser ….”).
26 See S. REP. No. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4929.

For the reasons discussed above, the Applicants assert that the proposed exemption would cover just this type of situation.

3.         Precedent for Proposed Exemption

The Commission has previously granted exemptions from Section 2(a)(19)(B)(iii), in circumstances similar to those presented in this Application, to applicants who have proposed to exempt independent directors from the provisions of Section 2(a)(19) to the extent necessary to allow them to hold beneficial or legal interests in the parent company of an investment adviser.27  In their applications for exemptive relief, the applicants specifically noted the large size of the parent company, the minimal amount that the adviser contributed to the parent company’s profits and the minor ownership any individual director would have in such parent company.  In these instances, the Commission issued orders of exemption pursuant to Section 6(c) of the 1940 Act limiting the interest in the investment adviser’s parent company to a de minimis amount of the outstanding equity and debt securities of the companies and a de minimis amount of the aggregate market value of the securities, as would be the case in the Applicants’ situation.

27 See, e.g., Dean Witter Reynolds InterCapital, et al., 1940 Act Release Nos. 12436 (May 14, 1982) (notice) and 12489 (June 14, 1982) (order) (permitting the independent directors of the funds advised by Dean Witter Reynolds InterCapital, Inc. to own securities issued by its parent company, Sears Roebuck & Co., and subsidiaries thereof); The Putnam Management Company, Inc., et al., 1940 Act Release Nos. 13894 (Apr. 19, 1984) (notice) and 13944 (May 16, 1984) (order) (permitting the independent directors of funds advised by The Putnam Management Company, Inc. to own securities issued by its parent company, Marsh & McLennon Companies, Inc.). The Commission has also granted limited exemptions from Section 2(a)(19)(B)(iii) for purposes of Section 15(f) of the 1940 Act. See, e.g., Shearson Loeb Rhoades Inc., et al., 1940 Act Release Nos. 11786 (June 3, 1981) (notice) and 11835 (June 26, 1981) (order); Lehman Management Co., Inc. et al., 1940 Act Release Nos. 13978 (May 31, 1984) (notice) and 14018 (June 29, 1984) (order).

The Commission’s staff has also provided no-action relief from Section 2(a)(19)(B)(iii) in circumstances similar to those presented in this application.  In particular, the staff took a no-action position with respect to a mutual fund and one of its independent directors where the director also served as a college trustee and oversaw the college’s endowment fund, which held a security issued by the ultimate parent of the mutual fund’s investment adviser.28  The staff noted that the interest in the parent company of the investment adviser represented a limited portion of the endowment fund and the net income of the adviser was insubstantial relative to the parent company’s gross revenues.

C.       Conditions for the Proposed Exemption

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.         Limited Interest

Except as otherwise permitted by the 1940 Act and the rules, regulations and interpretations thereunder, an Independent Trustee’s direct or indirect beneficial or legal interest in a Subadviser or its parent company would be limited, in the aggregate, to one percent or less of (i) the outstanding shares of any class of equity security of the Subadviser or its parent company, (ii) the outstanding principal amount of any class of debt security of the Subadviser or its parent company, and (iii) the aggregate market value of all classes of equity or debt securities of the Subadviser and its parent company.

2.         No Indicia of Control

An Independent Trustee relying on the relief requested herein will have no indicia of control of any Subadviser.  For purposes of this Application, the term “indicia of control” shall mean the (i) holding of any board or management position with a Subadviser, or (ii) ability to influence the management or the policies of a Subadviser.

28 See GAC Growth Fund Inc., No-Action Letter (Aug. 21, 1971); GAC Growth Fund Inc., No-Action Letter (Dec. 4, 1971).

3.         Oversight of Interests in Subadvisers or Parent Companies Thereof

Each Independent Trustee relying on the relief requested herein shall notify JHIMS and the other Independent Trustees of any direct or indirect beneficial or legal interest held by the Independent Trustee in a Subadviser or its parent company.  In addition, the Applicants will solicit from the Independent Trustees on an annual basis (i) appropriate information regarding their direct or indirect beneficial or legal interests in the Subadvisers or their parent companies, and (ii) certifications stating that any direct or indirect beneficial or legal interest in a Subadviser or its parent company is limited as required under the proposed exemption.  In connection with the hiring of any new Subadviser, the Applicants also will solicit from the Independent Trustees (i) appropriate information regarding their direct or indirect beneficial or legal interests in the Subadviser or its parent company, and (ii) certifications stating that any direct or indirect beneficial or legal interest in the new Subadviser or its parent company is limited as required under the proposed exemption.

4.         Unaffiliated Public Companies Only

The Applicants agree that the proposed exemption would not permit an Independent Trustee, except as otherwise permitted by the 1940 Act or the rules, regulations or interpretations thereunder, to have any direct or indirect beneficial or legal interest in securities issued by (i) JHIMS or any Subadviser affiliated with JHIMS (which currently includes MFC Global Investment Management (U.S.), LLC and MFC Global Investment Management (U.S.A.) Limited), and (ii) any privately-held Subadviser or parent company thereof.

5.         Funds Relying on Multi-Manager Order Only

The Applicants agree that the proposed exemption would be limited to investments in Subadvisers (and parent companies thereof) of the Funds that operate pursuant to the Multi-Manager Order or any similar order or rule issued by the Commission.

D.       Request for an Order

The Applicants request an order of the Commission pursuant to Section 6(c) of the 1940 Act exempting current and future Independent Trustees from the definition of “interested person” in Section 2(a)(19) of the 1940 Act to the extent necessary to permit the Independent Trustees of the Trusts to hold limited direct and indirect beneficial and legal interests in the unaffiliated Subadvisers of the Trusts and their parent companies.  The Applicants submit that, for all the reasons stated above, the proposed exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.           CONCLUSION

For the reasons set forth in this Application, the Applicants respectively state that the proposed exemption meets the standards of Section 6(c) of the 1940 Act and respectfully request that the Commission issue an order of exemption pursuant to Section 6(c) of the 1940 Act and that such order be made effective as soon as possible.

VI.               PROCEDURAL MATTERS RELATING TO THIS APPLICATION

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is as indicated on the cover page of this Application.  Any notice and order concerning this Application should be directed to:

Robert N. Hickey, Esq.
Sullivan & Worcester LLP
1666 K Street, NW
Washington, DC 20006
(202) 775-1200

with copies to:
Thomas M. Kinzler, Esq.
Secretary and Chief Legal Officer
John Hancock Trust
John Hancock Funds II
601 Congress Street
Boston, Massachusetts 02210

Applicants request that the Commission issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.  Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant.

The resolutions and statements of authority required under Rule 0-2(c)(1) under the 1940 Act are attached as Exhibit A to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

SIGNATURES

JHIMS has authorized this Application to be duly signed on its behalf in the State of the Commonwealth of Massachusetts on the 22nd day of September, 2010.

JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC

/s/Thomas M. Kinzler
Thomas M. Kinzler
Secretary and Chief Legal Counsel

Each of John Hancock Trust and John Hancock Funds II has authorized this Application to be duly signed on its behalf in the Commonwealth of Massachusetts on the 22nd day of September, 2010.

JOHN HANCOCK TRUST
JOHN HANCOCK FUNDS II

/s/Thomas M. Kinzler
Thomas M. Kinzler
Secretary and Chief Legal Officer

EXHIBIT A-1

CERTIFICATE OF RESOLUTION

I, Thomas M. Kinzler, Secretary of John Hancock Investment Management Services, LLC (“JHIMS”), do hereby certify that the following is a true and correct copy of a resolution duly adopted by the Board of Directors of the Company on December 18, 2007, and that said resolution for the Company has not been amended or rescinded and remains in full force and effect.

RESOLVED, that JHIMS be, and it hereby is, authorized to file and be a party to Exemptive Relief requested by JHIMS, or an Affiliate of JHIMS, with the SEC under the provisions of the Investment Company Act of 1940, as amended, upon the determination by the officers of JHIMS that such relief is necessary or appropriate, and such officers are hereby authorized to take such actions as may be necessary to obtain such relief.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the Company at Boston, Massachusetts this 22nd day of September, 2010.

/s/Thomas M. Kinzler
Thomas M. Kinzler
Secretary and Chief Legal Counsel

EXHIBIT A-2
JOHN HANCOCK TRUST
JOHN HANCOCK FUNDS II
CERTIFICATE OF RESOLUTION

I, Thomas M. Kinzler, Secretary and Chief Legal Officer of John Hancock Trust (“JHT”) and John Hancock Funds II (“JHF II”, and together, the “Trusts”), do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees of each of JHT and JHF II at a meeting held on December 17, 2009 and that said resolutions for the Trusts have not been amended or rescinded and remain in full force and effect.

RESOLVED, that the filing of an exemptive order application with the Securities and Exchange Commission to permit Trustees of JHT and JHF II to purchase shares of a nonaffiliated subadviser (or its parent company) to a JHT or JHF II fund subject to the conditions set forth in the exemptive application be and hereby is approved.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the Trusts at Boston Massachusetts this 22nd day of September, 2010.

/s/Thomas M. Kinzler
Thomas M. Kinzler
Secretary and Chief Legal Officer

EXHIBIT B-1

VERIFICATION

            The undersigned states that he has duly executed the attached Application dated September 22, 2010 for and on behalf of John Hancock Investment Management Services, LLC; that he is the Secretary and Chief Legal Counsel of John Hancock Investment Management Services, LLC; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/Thomas M. Kinzler
Thomas M. Kinzler
Date: September 22, 2010

EXHIBIT B-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated September 22, 2010 for and on behalf of:

John Hancock Trust
John Hancock Funds II

that he is Secretary and Chief Legal Officer of each of John Hancock Trust and John Hancock Funds II; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/Thomas M. Kinzler
Thomas M. Kinzler
Date: September 22, 2010